U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

     [X] Form 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K [ ] Form 10-Q
     [ ] Form N-SAR

     For Period Ended:    September 30, 1997 . . . . . . . . . . . . . . . .

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:  . . . . . . . . . . . . . . . . . . .



Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      . . . . . . . . . . . . . . . . . . . . . . . . . . . . .



Part I--Registrant Information



     Full Name of Registrant:  SVI HOLDINGS, INC.
     Former Name if Applicable:  WILSON CAPITAL, INC.
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Address of Principal Executive Office: 7979 Ivanhoe Ave. Suite 500
      . . . . . . . . . . . . . . .La Jolla, CA 92037



Part II--Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589, effective April 12, 1989,
 54 F.R. 10306.]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589, effective April
12, 1989, 54 F.R. 10306.]

     The Registrant is unable to file its Annual Report on Form 10-K for the period ended September 30, 1997 by the prescribed date due to unavoidable delays in finalizing certain information relating to foreign operations. The delays in finalizing the information could not be eliminated without unreasonable effort or expense. The Registrant anticipates filing its Form 10-K for the period ended September 30, 1997 on or before the fifteenth calendar day following the prescribed due date.


Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:

 Russell Schechter                     619          551-2365
   (Name)                             Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                [X]Yes   [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [X] Yes   [ ] No




If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Material changes in the results of operations from the corresponding period for the last fiscal year are expected as a result of the acquisition in 1996 of Divergent Technologies and the sale of common shares in a South African company which funded the acquisition.

                       SVI HOLDINGS, INC.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 29, 1997         By: /s/ Russell Schechter
                                    ----------------------
                                    Russell Schechter
                                    Chief Financial Officer